As filed with the Securities and Exchange Commission on June 29, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2009

Commission file number:  1-10899

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORP. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

3333 NEW HYDE PARK RD, SUITE 100

NEW HYDE PARK, NY 11042

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2009

KIMCO REALTY CORP. 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Assets Available for Benefits For the Year ended December 31, 2009 and the Period ended December 31, 2008	3

Notes to Financial Statements	4 – 9

Supplementary Information - Schedule H, line 4i-Schedule of Assets (Held at December 31, 2009)	10

Exhibits:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kimco Realty Corp. 401(k) Plan

New Hyde Park, New York

We have audited the accompanying statements of assets available for benefits of Kimco Realty Corp. 401(k) Plan (the “Plan”) as of December 31 2009 and 2008 and the related statements of changes in assets available for benefits for the year ended December 31, 2009 and for the period from May 1, 2008 to December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31 2009 and 2008, and the changes in assets available for benefits for the year ended December 31, 2009 and for the period from May 1, 2008 to December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

New York, New York

June 29, 2010

KIMCO REALTY CORP. 401(k) PLAN

Statements of Assets Available for Benefits

December 31, 2009 and December 31, 2008

	December 31, 2009	December 31, 2008

Assets:

Investments at Fair Value (see Note 4)	$40,017,019	$31,101,938

Loans to participants	711,184	598,383

Receivables:
Participant	124,555	-
Employer	56,400	1,367

Assets reflecting investments at fair value	40,909,158	31,701,688

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	236,597	320,170

Assets available for benefits	$41,145,755	$32,021,858

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corp. 401(k) Plan

Statements of Changes in Assets Available for Benefits

For the Year ended December 31, 2009 and the Period ended December 31, 2008

	December 31, 2009	December 31, 2008

Additions:
Investment activities:
Net appreciation (depreciation) in fair value of investments	$5,607,198	$(15,771,091)
Interest and dividends	828,590	1,315,270
Investment income/(loss)	6,435,788	(14,455,821)

Contributions:
Participant	3,659,491	2,634,242
Rollovers	275,770	210,876
Employer	1,976,137	1,280,741
Total contributions	5,911,398	4,125,859

Total increase/(decrease)	12,347,186	(10,329,962)

Deductions:
Benefits paid to participants	(3,223,289)	(1,208,350)

Net increase/(decrease)	9,123,897	(11,538,312)

Assets available for benefits:
Beginning of period	32,021,858	43,560,170

End of period	$41,145,755	$32,021,858

The accompanying notes are an integral part of these financial statements.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.

DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corp. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General – The Plan was established on March 1, 1984 as a defined contribution plan covering all eligible employees of Kimco Realty Corporation (the “Company”) who have completed three months of service and are age eighteen or older.  To coincide with the Company’s year end, the Plan was amended in December 2008 to change the Plan’s fiscal year end to a calendar year end effective January 1, 2009.  As a result of this amendment, the financial statements reflected in this Form 11-K are presented for the year ended December 31, 2009 and the transition period from May 1, 2008 to December 31, 2008. In addition, the Plan was amended in January 2008 to allow for a participant to have two loans outstanding at one time.  Employees may elect to participate in the Plan on the first day of the month after completion of their first three months of service.  The Company will provide a matching contribution for participants who have completed one year of service, defined as 1,000 hours.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may contribute pre-tax annual compensation, as defined in the Plan, up to the maximum allowable amount determined by the Internal Revenue Service each calendar year ($16,500 in 2009 and $15,500 in 2008). As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, those who were age 50 or older during 2009 may take advantage of a higher pre-tax contribution limit of $22,000 (the limit for 2008 was $20,500). Participants have the option to make changes to their percentage contribution election daily.  The Company matches participants’ contributions annually up to 5% of base compensation subject to IRS limitations.  In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Company’s board of directors annually.  No discretionary contribution payments were made for the fiscal year ended December 31, 2009 and the period ended December 31, 2008.  All Company contributions are invested based upon participant account elections.

Effective January 1, 2009, the Plan amended the Plan Document to adopt a safe harbor status for its matching contributions.  The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the compensation contributed to the Plan on a per pay period basis.  The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $245,000 for 2009 as designated by the IRS.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the twenty-three mutual funds or Kimco Realty Company Stock Fund offered by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Loans to Participants – Participants may borrow from their fund accounts an amount aggregating the lesser of 50% of their total account balance or $50,000.  Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the prime rate plus 0.5% at time of issuance.  The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances.  The interest rate for loans outstanding at December 31, 2009 and 2008 ranged from 4.25% to 9.25%.

Payment of benefits – Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or select the installment plan, provided the participant’s account balance exceeds $5,000.  For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

2.

SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period.  The most significant estimates relate to the valuation of investments.  Actual results could differ from those estimates.  Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and common stock investments are stated at fair market value as determined by quoted market prices.  Participant loans are valued at cost, which, in the opinion of management, approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded when declared.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stock and mutual funds.  Such investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statements of assets available for benefits and the statements of changes in assets available for benefits.

Fair Value of Financial Instruments

As described in the Financial Accounting Standards Board’s (“FASB”) guidance for Net Assets Available for Plan Benefits, investment contracts held by a defined contribution plan are required to be reported at fair value.  The Plan invests in investment contracts through its investment in the MFS Fixed Fund Institutional, a common collective trust.  The investment contract’s contract value is a relevant measurement attribute since the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the guidance, The Plan adjusted the investment’s contract value to its estimated fair value on the statement of net assets available for benefits as of December 31, 2009 and 2008. The common collective trust is not subject to restrictions regarding redemptions and there are no unfunded commitments to the fund. There are also no restrictions on the Net Asset Value (“NAV”) price or its equicalent.

In April 2009, the FASB issued Fair Value Measurements and Disclosures guidance that provides additional direction for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased. This guidance also includes information on identifying circumstances that indicate a transaction is not orderly.  Additionally, this guidance emphasizes that even if there has been a significant decrease in the volume and level of activity for an asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and applied prospectively. The adoption of this guidance did not have a material impact on the Plan’s assets available for benefits or changes in assets available for benefits.  (See footnote 4 for additional disclosure).

In September 2009, the FASB issued new guidance for the fair value measurement of investments in certain entities that calculate Net Asset Value per share. The new guidance permits as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the NAV per share of the investment if the NAV is calculated in a manner consistent with the measurement principles for Investment Companies. This guidance requires disclosure by major category of investment about the attributes of investments, such as the nature of the restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. This amendment was effective for periods ending after December 15, 2009.  The adoption of this guidance did not have material effect on the Plan’s assets available for benefits or changes in assets available for benefits.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

Subsequent Events

The Company monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which the Company is aware of were evaluated through the filing date of this Form 11-K.

Recent Accounting Pronouncements

The Company adopted the Financial Accounting Standards Board guidance related to the FASB Accounting Standards Codification (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”).  This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are prepared in conformity with GAAP in the United States of America.  This statement replaces prior guidance related to the hierarchy of GAAP and established FASB ASC as the source of authoritative accounting principles by the FASB.  Rules and interpretive releases from the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for all SEC registrants.  The guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of this guidance did not have any impact on the Plan’s assets available for benefits or changes in assets available for benefits.

In January 2010, the FASB issued an amendment to the Fair Value guidance which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances and settlements, instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment is effective for periods beginning on or after December 15, 2009. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Plan Sponsor's management is currently evaluating the impact that the guidance related to Level 3 measurements will have on the assets available for benefits or changes in assets available for benefits.

In May 2009, the FASB issued guidance addressing accounting for and disclosure requirements of events or transactions that occur after the balance sheet date, but before the financial statements are issued.  The Plan adopted the guidance as of December 31, 2009, as it was effective for interim and annual periods ending after June 15, 2009.  In February 2010, the FASB issued accounting guidance that, among other things, requires management to evaluate subsequent events through the date the financial statements are issued with the SEC and no longer requires that an SEC filer disclose the date through which subsequent events have been reviewed.  The Company adopted the amendments upon issuance with no material impact to the Plan’s assets available for benefits or changes in assets available for benefits.

3.

ASSETS HELD FOR INVESTMENT PURPOSES:

For the year ended December 31, 2009 and the period ended December 31, 2008 MFS Retirement Services, Inc. (“MFS”) served as trustee of the Plan.  The fair value of the following investments represent 5% or more of the Plan’s assets available for benefits at December 31, 2009 and 2008:

		12/31/09		12/31/08

Kimco Realty Company Stock Fund		$3,333,101		$3,667,356
MFS Bond Fund – A		$2,717,344		$2,064,736
MFS Fixed Fund Institutional		$4,457,794		$3,887,090
Davis New York Venture Fund -A		$2,699,046		$1,918,690
American Funds Growth Fund – A		$3,640,591		$2,671,907
MFS Research International Fund		$3,163,492		$2,417,687
Mutual Qualified Fund – A		$3,463,065		$3,021,871
Delaware Dividend Income Fund – A	$	(a)		$2,299,300
Janus Balanced – A		$3,045,747	$	(a)

(a)  Amount was below 5% threshold for this period

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the applicable period) appreciated/(depreciated) in value as follows for the Plan year ended December 31, 2009 and the period ended December 31, 2008:

	12/31/09	12/31/08

Mutual Funds	$6,381,557	$(12,058,993)
Common Stock	(774,359)	(3,712,098)
	$5,607,198	$(15,771,091)

The credit and liquidity crisis in the United States and throughout the global financial system had resulted in substantial volatility in financial markets and the banking system during 2009 and 2008.  These and other economic events have had and continue to have a significant adverse impact on investment portfolios.  As a result, the Plan’s investments had incurred a significant decline in fair value during the period ended December 31, 2008.  Although market conditions remained volatile through 2009 there were improvements as compared to the prior year.  As a result the Plan’s investments have partially recovered their fair value during the year ended December 31, 2009.

4.

FAIR VALUE MEASUREMENTS:

On May 1, 2008, the Plan adopted the FASB’s Fair Value Measurements and Disclosures guidance relating to financial assets and liabilities.  This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

•

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

•

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

The table below presents the Plan’s investments measured at fair value on a recurring basis as of December 31, 2009 and 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

Investments Measured at Fair Value on a Recurring Basis at December 31, 2009 (in thousands):

	As of December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds:
Asset Allocation	$549	$549	$-	$-
Balanced Funds	3,046	3,046	-	-
Bond Funds	5,271	5,271	-	-
Domestic Stock	16,771	16,771	-	-
International Stock	6,589	6,589	-	-
Kimco Realty Corporation Common Stock Fund	3,333	3,333	-	-
Common Collective Trust Fund	4,458	-	4,458	-
Participant Loans	711	-	-	711
Total Assets	$40,728	$35,559	$4,458	$711

Investments Measured at Fair Value on a Recurring Basis at December 31, 2008 (in thousands):

	As of December 31, 2008
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds:
Asset Allocation	$435	$435	$-	$-
Bond Funds	6,061	6,061	-	-
Domestic Stock	12,352	12,352	-	-
International Stock	4,700	4,700	-	-
Kimco Realty Corporation Common Stock Fund	3,667	3,667	-	-
Common Collective Trust Fund	3,887	-	3,887	-
Participant Loans	598	-	-	598
Total Assets	$31,700	$27,215	$3,887	$598

The Plan’s valuation methodology used to measure the fair values of money market funds and common stock fund were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy.  The Plan invests in a Common Collective Investment Trust which is a public investment vehicle valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active, however, the unit price is based on underlying investments which are traded on an active market.  Loans to Plan participants are valued at their carrying value, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and period ended December 31, 2008 (in thousands):

Level 3 Assets Participant Loans
Balance at May 1, 2008	$577
Issuances, repayments and settlements, net	21
Balance at December 31, 2008	598
Issuances, repayments and settlements, net	113
Balance at December 31, 2009	$711

KIMCO REALTY CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Continued)

5.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, account balances will be distributed in accordance with Plan provisions.

6.

TAX STATUS:

The Plan has received a favorable determination letter, dated March 31, 2008, from the Internal Revenue Service which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a).  The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The FASB issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

7.

EXEMPT PARTY-IN-INTEREST TRANSACTIONS:

All administrative expenses and accounting fees of the Plan are paid by the Company.   Certain Plan investments are shares of mutual funds offered by Hartford.  Hartford is the trustee and therefore, these transactions qualify as a permitted party-in-interest as defined by ERISA.  In addition, investments are made in Kimco Realty Corporation common stock, the Plan Sponsor.

8.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

For the Plan year ended December 31, 2009, Form 5500 is prepared on the modified cash basis of accounting.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 2009:

Net assets available for benefits per financial statements	$41,145,755
Employee contributions receivable	(124,555)
Employer contributions receivable	(56,400)
Net assets available for benefits per the Form 5500	$40,964,800

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2009:

Contributions per financial statements	$5,911,398
Contributions receivable not recorded on the Form 5500 at December 31, 2009	(180,955)
Contributions per the Form 5500	$5,730,443

KIMCO REALTY CORP. 401(k) PLAN

Supplementary Information

Schedule H, line 4i-Schedule of Assets (Held at December 31, 2009)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value	Current value

*MFS Corporate Plans Services	MFS Bond Fund – A (213,460 units)	$2,717,344
Thornburg Investment Management	Thornburg Core Growth Fund - A (83,766 units)	1,188,635
*MFS Corporate Plans Services	MFS Fixed Fund Institutional (4,694,371 units) (1)	4,694,390
Dreyfus	Dreyfus Strategic Value – A (66,161 units)	1,650,718
*MFS Corporate Plans Services	MFS Research International Fund - A (227,589 units)	3,163,492
Van Kampen Investments	Van Kampen Small Cap Growth Fund – A (105,131 units)	940,920
Franklin Templeton Investments	Mutual Qualified Fund - A (202,282 units)	3,463,065
Davis Funds	Davis New York Venture Fund - A (87,122 units)	2,699,046
American Funds Group	American Funds Growth Fund - A (133,209 units)	3,640,591
AEW Capital Management	AEW Real Estate A (19,926 units)	257,245
Henderson Global Investors	Henderson International Opportunity – A (81,007 units)	1,627,430
*Kimco Realty Corporation	Kimco Realty Company Stock Fund (207,889 units)	3,333,101
Fred Alger Management, Inc.	Alger Capital Appreciation – I (68,837 units)	1,256,278
Columbia Management Group	Columbia Mid Cap Value Fund – A (56,798 units)	628,758
DWS Dream Funds	DWS Equity 500 Index Fund – S (3,675 units)	459,933
Franklin Templeton Investments	Franklin Strategic Income Fund – A (112,334 units)	1,115,473
*MFS Corporate Plans Services	MFS Lifetime 2010 Fund – A (9,977 units)	108,150
*MFS Corporate Plans Services	MFS Lifetime 2020 Fund – A (8,964 units)	87,490
*MFS Corporate Plans Services	MFS Lifetime 2030 Fund – A (25,369 units)	231,363
*MFS Corporate Plans Services	MFS Lifetime 2040 Fund – A (13,645 units)	122,127
Columbia Wagner Asset Manager	Columbia Acorn International – A (52,681 units)	1,798,015
Janus Capital Group, Inc.	Janus Balanced – A (124,114 units)	3,045,747
Janus Capital Group, Inc.	Perkins Small Cap Value – A (27,966 units)	585,616
Franklin Templeton Investments	Templeton Global Bond Fund – A (113,104 units)	1,438,689
*Participant Loans	Participant loans (at rates ranging from 4.25% to 9.25% and terms of maturity ranging from 1 to 10 years at time of issuance)	711,184

		$40,964,800

*Denotes a permitted party-in-interest.

(1) At contract value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 29th day of June, 2010.

Kimco Realty Corp. 401(k) Plan, as administrator

By: /s/ Michael V. Pappagallo

 Michael V. Pappagallo

Its: Chief Operating Officer